PROSPECTUS

937,272 Shares

DOCUMENT SECURITY SYSTEMS, INC.

Common Stock

This prospectus covers 937,272 shares of Document Security Systems, Inc. common stock, which the selling shareholders identified in this prospectus under “Selling shareholders” may offer and sell from time to time. The selling shareholders own 588,000 shares of our common stock and warrants to purchase an additional 349,272 shares of our common stock. We are not offering any shares for sale and we will not receive any of the proceeds from the sale of these shares. The shares will be sold, if at all, at prevailing market prices for our common stock or at prices negotiated by the selling shareholders.

Of the shares that may be offered for resale, 349,272 shares will be issued to the selling shareholders only if they exercise warrants for the purchase of shares of our common stock. The warrants have an exercise price of $11.75 per share. If the selling shareholders exercise their warrants, we will receive proceeds in the amount of the exercise price of the warrant being exercised or up to $4,103,946 if all warrants are exercised. See “Selling Shareholders” on page 9.

Our common stock currently trades on the American Stock Exchange under the symbol “DMC.” The last reported sales price of our common stock on the American Stock Exchange on May 14, 2007 was $12.12.

Investing in our common stock involves risks, which are described under “Risk Factors” beginning on page 3, as well as in supplements to this prospectus. You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with any different information.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR ANY FOREIGN SECURITIES AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is dated May 16, 2007
(declared effective by SEC on May 16, 2007 at 2:00 p.m.)

TABLE OF CONTENTS

About This Prospectus	1

Our Business	2

Risk Factors	3

Special Note Regarding Forward-Looking Statements	7

Use Of Proceeds	8

Selling Stockholders	9

Plan Of Distribution	11

Where You Can Find More Information	13

Documents Incorporated By Reference	13

Legal Matters	14

Experts	14

ABOUT THIS PROSPECTUS

Document Security Systems has not authorized anyone to give any information or make any representation about the offering that differs from, or adds to, the information in this Prospectus or the documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it. The delivery of this Prospectus does not mean that there have not been any changes in Document Security Systems’ condition since the date of this Prospectus. If you are in a jurisdiction where it is unlawful to offer to purchase or exercise the securities offered by this Prospectus, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Prospectus does not extend to you. This Prospectus speaks only as of its date except where it indicates that another date applies. Documents that are incorporated by reference in this Prospectus speak only as of their date, except where they specify that other dates apply. The information in this Prospectus may not be complete and may be changed. The selling shareholders may not sell any securities until the registration statement filed with the SEC is effective. This Prospectus is not an offer to purchase or exercise these securities and it is not soliciting an offer to purchase or exercise these securities in any state or other jurisdiction where the purchase or exercise is not permitted.

This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

OUR BUSINESS

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 3.

Document Security Systems, Inc. (referred to in this report as “Document Security,” “we,” “us,” “our” or “Company”) markets and sells products designed to protect valuable information from unauthorized scanning, copying, and digital imaging. Developing sophisticated security technologies that are applied during the normal printing process and by all printing methods including traditional offset, gravure, flexo, digital or via the internet on paper, plastic, or packaging. We are a leader of customized document protection solutions for companies and governments worldwide. We hold seven patents that protect our technology and have over a dozen patents in process or pending. Our technologies and products are used by federal, state and local governments, law enforcement agencies and are also applied to a broad variety of industries as well, including financial institutions, high technology and consumer goods, entertainment and gaming, healthcare/pharmaceutical, defense and genuine parts industries. Our customers use our technologies where there is a need for enhanced security for protecting and verification of critical financial instruments and vital records, or where there are concerns of counterfeiting, fraud, identity theft, brand protections and liability.

We were organized as a New York corporation in 1984, and in 2002, chose to strategically focus on becoming a developer and marketer of secure technologies for all forms of print media. To accomplish this, we acquired Lester Levin, Inc, an operator of a small printing company and an Internet-based business called The Legalstore.com, and Thomas M. Wicker Enterprises, Inc. and Document Security Consultants, Inc., two privately owned companies engaged in the document security technology business with rights to certain patents developed by certain members of the Wicker Family. As a result of these acquisitions, we compiled the basis of our document security business by combining basic print capabilities necessary for research and development with the knowledge and expertise of our team of printing professionals and a foundation of patented technologies from which to launch our product offerings. Since this early stage, the Company has focused its efforts on developing and patenting new technologies, building its corporate, operational, marketing and sales staff to accommodate the expected growth in the Company, and developing and implementing a patent and intellectual property protection strategy.

In February 2006, we acquired San Francisco-based Plastic Printing Professionals, Inc. (“P3”), a privately held, security printer specializing in plastic cards containing state of the art multiple or singular security technologies. P3’s primary focus is manufacturing composite, laminated and surface printed cards which can include magnetic stripes, bar codes, holograms, signature panels, invisible ink, micro fine printing, guilloche patterns, Biometric, RFID and and a patent pending watermark technology. P3’s products are marketed through an extensive broker network that covers much of North America, Europe and South America. Its product and client list includes the Grammy Awards, the Country Music Association awards, sporting event media cards, ID cards for major airports and Latin American and African driver’s licenses. Our acquisition of P3 marked the initial execution of our strategy to expand our manufacturing capabilities through acquisitions in order to service our custom security printing business.

We generated revenue of $4.8 million in 2006, which equaled a 176% increase compared to 2005, primarily as a result of our acquisition of P3, sales of our safety paper to Boise Cascade and PaperLinx, Limited and a new license agreement with R.R. Donnelley that commenced on August 1, 2006. However, despite our revenue gains, we recorded a net loss during 2006 of $4.8 million, which was driven by substantial increases in non-cash expenses for stock-based payments and patent amortization, along with lesser increases in all categories of operating expense categories due to the growth of our sales and marketing personnel along with increases associated with the newly acquired P3 division. As measured on an Adjusted EBITDA basis (a non-GAAP measurement of financial performance that the Company believes is relevant to the understanding of the our financial results as defined in Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K filed with the Securities and Exchange Commission on March 29, 2007) we realized a stabilization of losses despite significant increases in the size and scope of our organization that were made in order to execute our business strategies which we believe will continue to drive revenue growth toward profitable levels in 2007 or 2008. In addition, the receipt of approximately $1,031,000 in deferred revenues, while not reflected in operating income in 2006, significantly improved our operating cash flows during the second half of 2006.

While operating cash flows were positive in the second half of 2006, we used cash for operations, the financing of our acquisition of P3 and for certain patent defense costs throughout 2006. We offset these uses of cash through the sale of its equity to warrant holders and to private placement investors, which in the aggregate raised approximately $5.5 million during 2006. We had cash on hand of approximately $5.8 million as of December 31, 2006.

On August 1, 2005, DSS filed a patent infringement lawsuit in the European Court of First Instance against the European Central Bank (the "ECB") alleging that the Euro banknotes produced by the ECB infringe European Patent No. 0455750B1 (the "Patent"). The ECB contended that the proper venue was not in the European Court of First Instance, but rather in each individual country that is a member of the ECB. On March 24, 2006, DSS received notice that the ECB had filed separate lawsuits in the United Kingdom and Luxembourg patent courts seeking the invalidation of the Patent. Claims to invalidity of the Patent, largely in the same form, were subsequently served in the Netherlands, Germany, Austria, Italy, Spain, Belgium and France. The parties are still awaiting the ruling from the European Court of First Instance on the issue of venue. We have been advised that the ECB must win invalidity rulings in nine countries in order to achieve a complete invalidation of the Patent and to stop the infringement suit from moving forward.

On March 26, 2007, the High Court of Justice, Chancery Division, Patents Court in London, England issued its decision in the patent invalidity lawsuit brought by the ECB against us. The English Court ruled that the Patent has been deemed invalid in the United Kingdom. On March 27, 2007, the German Federal Patent Court (Bundespatentgericht) in Munich, Germany, ruled that the Patent is valid in Germany. The Court decisions do not affect the validity of the Patent in other European countries. The ruling in Germany, finding that the Patent is valid, is significant because we believe that it validates the legal basis of the Company's infringement suit aginst the ECB.  On March 30, 2007, we were given permission by the English Patent Court to appeal the March 26, 2007 decision.  For more information regarding this litigation, see Item 3 - Legal proceedings of our Form 10-K filed with the Securities and Exchange Commission on March 29, 2007.

Our principal address is 28 Main Street East, Suite 1525, Rochester, New York 14614 and our telephone number is (585) 232-1500.

RISK FACTORS

An investment in our securities is subject to numerous risks, including the Risk Factors described below. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also materially affect our business. The trading price of our common stock could decline due to any of these risks. The following factors should be considered carefully in evaluating whether to purchase shares of our common stock. These factors should be considered carefully in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on page 13.

We have a limited operating history with our business model, which limits the information available to you to evaluate our business.

Since our inception in 1984, we have accumulated deficits from historical operations of approximately $17,228,000 at December 31, 2006. In 2002, we changed our business model and chose to strategically focus on becoming a developer and marketer of secure technologies for all forms of print media. We have continued to incur losses since we began our new business model. Also, we have limited operating and financial information relating to this new business to evaluate our performance and future prospects. Due to the change in our business model, we do not view our historical financials as being a good indication of our future. We face the risks and difficulties of a company going into a new business including the uncertainties of market acceptance, competition, cost increases and delays in achieving business objectives. There can be no assurance that we will succeed in addressing any or all of these risks, and the failure to do so could have a material adverse effect on our business, financial condition and operating results.

If we lose our current litigation, we may lose certain of our technology rights which may affect our business plan.

We are subject to litigation and alleged litigation, including our litigation with the European Central Bank, in which parties allege, among other things, that certain of our patents are invalid. Our patent that is subject to the litigations against the European Central Bank has been ruled invalid in the United Kingdom but has subsequently been ruled valid in Germany. For more information regarding this litigation, see Item 3- Legal Proceedings, of our Form 10-K filed with the SEC on March 29, 2007. If the ECB or other parties are successful in invalidating any or all of our patents, it may materially affect us, our financial condition, and our ability to market and sell certain technology.

If we lose our current infringement litigation we may be liable for significant legal costs of our counterparts.

We have been able to mitigate the cash outlays that we have been required to make for legal costs of our current infringement litigation and related invalidity cases against the European Central Bank by, among other things, negotiating legal fee caps and using shares of our common stock for payments. As noted above, on March 26, 2007, the High Court of Justice, Chancery Division, Patents Court in London, England issued its decision in the patent invalidity lawsuit brought by the European Central Bank (the "ECB") against us. The English Court ruled that European Patent No 0455750B 1 (the "Patent"), that was awarded to us by the European Patent Office Technical Board of Appeal, has been deemed invalid in the United Kingdom. We will be required to pay a portion of the ECB's costs associated with the United Kingdom invalidity lawsuit. If we receive further an adverse rulings in any of our infringement or related invalidity cases against the European Central Bank, we will likely be responsible for a large portion of the legal costs that were expended by the European Central Bank in such case, which would likely be significant. The payment of these amounts could adversely affect the Company’s financial position.

If we are unable to adequately protect our intellectual property, our competitive advantage may disappear.

Our success will be determined in part by our ability to obtain United States and foreign patent protection for our technology and to preserve our trade secrets. Because of the substantial length of time and expense associated with developing new document security technology, we place considerable importance on patent and trade secret protection. We intend to continue to rely primarily on a combination of patent protection, trade secrets, technical measures, copyright protection and nondisclosure agreements with our employees and customers to establish and protect the ideas, concepts and documentation of software and trade secrets developed by us. Our ability to compete and the ability of our business to grow could suffer if these intellectual property rights are not adequately protected. There can be no assurance that our patent applications will result in patents being issued or that current or additional patents will afford protection against competitors. We rely on a combination of patents, copyrights, trademarks and trade secret protection and contractual rights to establish and protect our intellectual property. Failure of our patents, copyrights, trademarks and trade secret protection, non-disclosure agreements and other measures to provide protection of our technology and our intellectual property rights could enable our competitors to more effectively compete with us and have an adverse effect on our business, financial condition and results of operations. In addition, our trade secrets and proprietary know-how may otherwise become known or be independently discovered by others. No guarantee can be given that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to our proprietary technology.

In addition, we may be required to litigate in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations, and there can be no assurances of the success of any such litigation.

We may face intellectual property infringement or other claims against us, our customers or our intellectual property that could be costly to defend and result in our loss of significant rights.

Although we have received U.S. Patents and a European Patent with respect to certain technologies of ours, there can be no assurance that these patents will afford us any meaningful protection. Although we believe that our use of the technology and products we developed and other trade secrets used in our operations do not infringe upon the rights of others, our use of the technology and trade secrets we developed may infringe upon the patents or intellectual property rights of others. In the event of infringement, we could, under certain circumstances, be required to obtain a license or modify aspects of the technology and trade secrets we developed or refrain from using same. We may not have the necessary financial resources to defend an infringement claim made against us or be able to successfully terminate any infringement in a timely manner, upon acceptable terms and conditions or at all. Failure to do any of the foregoing could have a material adverse effect on us and our financial condition. Moreover, if the patents, technology or trade secrets we developed or use in our business are deemed to infringe upon the rights of others, we could, under certain circumstances, become liable for damages, which could have a material adverse effect on us and our financial condition. As we continue to market our products, we could encounter patent barriers that are not known today. A patent search will not disclose applications that are currently pending in the United States Patent Office, and there may be one or more such pending applications that would take precedence over any or all of our applications.

Furthermore, third parties may assert that our intellectual property rights are invalid, which could result in significant expenditures by us to refute such assertions. If we become involved in litigation, we could lose our proprietary rights, be subject to damages and incur substantial unexpected operating expenses. Intellectual property litigation is expensive and time-consuming, even if the claims are subsequently proven unfounded, and could divert management’s attention from our business. If there is a successful claim of infringement, we may not be able to develop non-infringing technology or enter into royalty or license agreements on acceptable terms, if at all. If we are unsuccessful in defending claims that our intellectual property rights are invalid, we may not be able to enter into royalty or license agreements on acceptable terms, if at all. This could prohibit us from providing our products and services to customers, which could have a material adverse effect on us and our financial condition.

If our products and services do not achieve market acceptance, we may not achieve our revenue and net income goals in the time prescribed or at all.

We are at the early stage of introducing our document security technology and products to the market. If we are unable to operate our business as contemplated by our business model or if the assumptions underlying our business model prove to be unfounded, we could fail to achieve our revenue and net income goals within the time we have projected, or at all, which could have a material adverse effect on our business. As a result, the value of your investment could be significantly reduced or completely lost.

We cannot assure you that a sufficient number of such companies will demand our products or services or other document security products. In addition, we cannot predict the rate of market’s acceptance of our document security solutions. Failure to maintain a significant customer base may have a material adverse effect on our business.

The results of our research and development efforts are uncertain and there can be no assurance of the commercial success of our products.

We believe that we will need to continue to incur research and development expenditures to remain competitive. The products we currently are developing or may develop in the future may not be technologically successful. In addition, the length of our product development cycle may be greater than we originally expect and we may experience delays in future product development. If our resulting products are not technologically successful, they may not achieve market acceptance or compete effectively with our competitors’ products.

Changes in document security technology and standards could render our applications and services obsolete.

The market for document security products, applications, and services is fast moving and evolving. Identification and authentication technology is constantly changing as we and our competitors introduce new products, applications, and services, and retire old ones as customer requirements quickly develop and change. In addition, the standards for document security are continuing to evolve. If any segments of our market adopt technologies or standards that are inconsistent with our applications and technology, sales to those market segments could decline, which could have a material adverse effect on us and our financial condition.

The market in which we operate is highly competitive, and we may not be able to compete effectively, especially against established industry competitors with greater market presence and financial resources.

Our market is highly competitive and characterized by rapid technological change and product innovations. Our competitors may have advantages over us because of their longer operating histories, more established products, greater name recognition, larger customer bases, and greater financial, technical and marketing resources. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and devote greater resources to the promotion and sale of their products. Competition may also force us to decrease the price of our products and services. We cannot assure you that we will be successful in developing and introducing new technology on a timely basis, new products with enhanced features, or that these products, if introduced, will enable us to establish selling prices and gross margins at profitable levels.

Our growth strategy depends, in part, on our acquiring complementary businesses and assets and expanding our existing operations to include manufacturing capabilities, which we may be unable to do.

Our growth strategy is based, in part, on our ability to acquire businesses and assets that are complimentary to our existing operations and expanding our operations to include manufacturing capabilities. We may also seek to acquire other businesses. The success of this acquisition strategy will depend, in part, on our ability to accomplish the following:

•	identify suitable businesses or assets to buy;

•	complete the purchase of those businesses on terms acceptable to us;

•	complete the acquisition in the time frame we expect; and

•	improve the results of operations of the businesses that we buy and successfully integrate their operations into our own.

Although we were able to successfully acquire our P3 subsidiary in February 2006, there can be no assurance that we will be successful in pursuing any or all of these steps on future transactions. Our failure to implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general. We may not be able to find appropriate acquisition candidates, acquire those candidates that we find or integrate acquired businesses effectively or profitably.

Our acquisition program and strategy may lead us to contemplate acquisitions of companies in bankruptcy, which entail additional risks and uncertainties. Such risks and uncertainties include, without limitation, that, before assets may be acquired, customers may leave in search of more stable providers and vendors may terminate key relationships. Also, assets are generally acquired on an “as is” basis, with no recourse to the seller if the assets are not as valuable as may be represented. Finally, while bankrupt companies may be acquired for comparatively little money, the cost of continuing the operations may significantly exceed expectations.

We have in the past used, and may continue to use, our common stock as payment for all or a portion of the purchase price for acquisitions. If we issue significant amounts of our common stock for such acquisitions, this could result in substantial dilution of the equity interests of our stockholders.

If we fail to retain our key personnel and attract and retain additional qualified personnel, we might not be able to pursue our growth strategy.

Our future success depends upon the continued service of our executive officers and other key sales and research personnel who possess longstanding industry relationships and technical knowledge of our products and operations. The loss of any of our key employees, in particular, Patrick White, our Chief Executive Officer and Chief Financial Officer; Peter Ettinger, our President; Thomas Wicker, our Vice-President of Research and Development; and David Wicker, our Vice-President of Operations, could negatively impact our ability to pursue our growth strategy and conduct operations. Although we believe that our relationship with these individuals is positive, there can be no assurance that the services of these individuals will continue to be available to us in the future. We have extended our employment agreements with Patrick White to June 2009. Our employment agreements with Thomas Wicker and David Wicker expire in June 2007. Our employment agreement with Peter Ettinger expires in June 2009.There can be no assurance that these persons will continue to agree to be employed by us after such dates.

If we do not successfully expand our sales force, we may be unable to increase our revenues.

We must expand the size of our marketing activities and sales force to increase revenues. We continue to evaluate various methods of expanding our marketing activities, including the use of outside marketing consultants and representatives and expanding our in-house marketing capabilities. Going forward, we anticipate an increasing percentage of our revenues to come from the licensing of our newer technologies, where profit margins are significantly higher than those provided by Security Paper. If we are unable to hire or retain qualified sales personnel, if newly hired personnel fail to develop the necessary skills to be productive, or if they reach productivity more slowly than anticipated, our ability to increase our revenues and grow could be compromised. The challenge of attracting, training and retaining qualified candidates may make it difficult to meet our sales growth targets. Further, we may not generate sufficient sales to offset the increased expense resulting from expanding our sales force or we may be unable to manage a larger sales force.

Future growth in our business could make it difficult to manage our resources.

Our anticipated business expansion could place a significant strain on our management, administrative and financial resources. Significant growth in our business may require us to implement additional operating, product development and financial controls, improve coordination among marketing, product development and finance functions, increase capital expenditures and hire additional personnel. There can be no assurance that we will be able to successfully manage any substantial expansion of our business, including attracting and retaining qualified personnel. Any failure to properly manage our future growth could negatively impact our business and operating results.

We cannot predict our future capital needs and we may not be able to secure additional financing.

We may need to raise additional funds in the future to fund more aggressive expansion of our business, complete the development, testing and marketing of our products, or make strategic acquisitions or investments. We may require additional equity or debt financings, collaborative arrangements with corporate partners or funds from other sources for these purposes. No assurance can be given that these funds will be available for us to finance our development on acceptable terms, if at all. Such additional financings may involve substantial dilution of our stockholders or may require that we relinquish rights to certain of our technologies or products. In addition, we may experience operational difficulties and delays due to working capital restrictions. If adequate funds are not available from operations or additional sources of financing, we may have to delay or scale back our growth plans.

Risks Related to Our Stock

Provisions of our certificate of incorporation and agreements could delay or prevent a change in control of our company.

Certain provisions of our certificate of incorporation may discourage, delay, or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

•	the authority of the Board of Directors to issue preferred stock; and

•	a prohibition on cumulative voting in the election of directors.

We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock.

As of December 31, 2006, there are 184,804,208 million shares of authorized but unissued shares of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of the American Stock Exchange, New York law, or other applicable laws. We currently have no specific plans to issue shares of our common stock for any purpose. However, if our management determines to issue shares of our common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on that transaction.

The exercise of our outstanding options and warrants and vesting of restricted stock awards may depress our stock price.

As of December 31, 2006, there were outstanding stock options and warrants to purchase an aggregate of 1,243,728 shares of our common stock at exercise prices ranging from $2.00 to $12.65 per share, most of which are currently exercisable. To the extent that these securities are exercised, dilution to our stockholders will occur. In addition, as of December 31, 2006, there were 375,000 restricted shares of our common stock that are subject to various vesting terms. To the extent that these securities vest, dilution to our stockholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of these securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise and conversion terms provided by those securities.

Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our stockholders to sell our equity securities in the future.

Sale or the availability for sale of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

We do not intend to pay cash dividends.

We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings and other cash resources for investment in our business. The payment of dividends on our common stock is subject to the discretion of our Board of Directors and will depend on our operations, financial position, financial requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors that our Board of Directors deems relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•	anticipated results of financing activities;

•	anticipated licensing or other agreements;

•	anticipated litigation results;

•	anticipated research and product development results;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Please also see the discussion of risks and uncertainties under the heading “Risk Factors” starting on page 3.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Document Security Systems or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

All of the shares sold in this offering will be sold by certain holders of our common stock or of warrants to purchase shares of our common stock. Except for the potential exercise of warrants, we will not receive any proceeds directly from the sale of the shares offered in this prospectus.

Certain of the selling stockholders currently hold warrants to purchase a total of 349,272 shares of our common stock at exercise prices equal to $11.75 per share. In the event the selling stockholders exercise all of these warrants, we would receive proceeds of $4,103,946. We may not receive any significant proceeds from exercise of the warrants in the near future. We intend to use any proceeds we receive from the exercise of warrants for working capital and general corporate purposes.

SELLING STOCKHOLDERS

Selling Stockholders Table

We have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale of shares of our common stock covered by this prospectus from time to time under Rule 415 of the Securities Act. The shares offered for resale under this prospectus are being registered for resale by selling security holders of Document Security Systems, Inc. who presently hold such shares or may acquire such shares in the future upon the exercise of warrants, or the transferees of such selling stockholders. Such persons may resell from time to time all, a portion, or none of such shares. In addition, the selling shareholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

The following list (or footnotes) provides:

•	the names of the selling stockholders;

•	the affiliation or material relationship we have, if any, with each selling stockholder;

•	the amount of shares of common stock beneficially owned by each selling stockholder before this offering to the best of our knowledge;

•	the number of outstanding shares of common stock being offered for each selling shareholder’s account;

•	the number of outstanding shares of common stock underlying warrants being offered for each selling stockholder’s account; and

•	the exercise price and expiration date of warrants held by each selling stockholder.

Beneficial ownership includes shares owned and shares that the stockholder has the right to acquire within 60 days. Except as may be noted in a footnote below, all of the shares listed as underlying warrants are immediately acquirable and thus are beneficially owned by the selling stockholder holding the respective warrants. However, we have no control over when, if ever, a selling stockholder may exercise the option to exercise warrants held by such selling stockholder.

Name of Selling Stockholder	Shares Beneficially Owned Before Offering (1)	Percentage of Outstanding Shares (2)	Shares Currently Outstanding and Being Registered in Offering	Warrant Shares Being Registered in Offering	Total Shares Being Registered in Offering (3)
C.R. Trader Partners L.P. (4) (5)	352,800	2.6	235,200	117,600	352,800
Nite Capital L.P. (4) (6)	105,840	*	70,560	35,280	105,840
Tony Finn (4)	70,560	*	47,040	23,520	70,560
Stephen Bohlen (4)	61,740	*	41,160	20,580	61,740
Ben Rabinowitz (4)	44,100	*	29,400	14,700	44,100
Marvin Mermelstein (4)	44,100	*	29,400	14,700	44,100
James J. Lucey (4)	35,280	*	23,520	11,760	35,280
Peter & Judi Wasserman Revocable Trust (4)	26,460	*	17,640	8,820	26,460
Daniel Fleming (4)	17,640	*	11,760	5,880	17,640
William Goldstein (4)	17,640	*	11,760	5,880	17,640
Arthur Stern (4)	8,820	*	5,880	2,940	8,820
PR Diamonds, Inc. (4) (7)	8,820	*	5,880	2,940	8,820
Thaddeus Lucki (4)	8,820	*	5,880	2,940	8,820
Rodney F. Patterson (4)	8,820	*	5,880	2,940	8,820
Steven Collins (4)	8,820	*	5,880	2,940	8,820
Mitch Adler (4)	8,820	*	5,880	2,940	8,820
RFJM Partners, LLC (8)	52,920	*	35,280	17,640	52,920
Perrin Holden & Davenport Capital Corp. (9)	5,909	*		5,909	5,909
Meyers Associates, L.P. (9)	3,528	*		3,528	3,528
PHD Securities of Long Island (9)	45,835	*		45,835	45,835

Total	937,272		588,000	349,272	937,272

(*) Represents less than 1%.

(1)	Figures include the shares of common stock being registered and shares underlying warrants being registered in the registration statement of which this prospectus forms a part.

(2)	Percentage is based on 13,677,597 shares of common stock outstanding as of March 20, 2007.

(3)
The number of shares that may be resold by the selling stockholder assumes the sale of all shares of common stock and shares underlying warrants. The registration statement of which this Prospectus forms a part includes additional shares pursuant to Rule 416 which may be required to be issued pursuant to the anti-dilution provisions of the warrants for stock splits, stock dividends and similar corporate transactions.

(4)
The selling stockholder purchased securities in the Company’s private placement offering completed on December 26, 2006. In the placement, the Company raised gross proceeds of $4,700,000 and sold units for $50,000 per unit. Each $50,000 unit was comprised of 5,880 shares of common stock and Series B warrants to purchase 2,940 shares of common stock. The warrants are exercisable at $11.75 per share, and the number of shares issuable upon exercise is subject to adjustment under certain events such as stock splits and stock dividends and are exercisable for a period of five years from issuance, i.e., until December 25, 2011.

(5)	The selling stockholder is controlled by Vince Carrino who has the power and control to vote and sell the securities.

(6)	The selling stockholder is controlled by Larry Buts who has the power and control to vote and sell the securities.

(7)	The selling stockholder is controlled by Pincus Reisz who has the power and control to vote and sell the securities.

(8)
The selling stockholder purchased securities in the Company’s private placement offering completed on January 22, 2007. In the placement, the Company raised gross proceeds of $300,000 and sold units for $50,000 per unit. Each $50,000 unit was comprised of 5,880 shares of common stock and Series B warrants to purchase 2,940 shares of common stock. The warrants are exercisable at $11.75 per share, and the number of shares issuable upon exercise is subject to adjustment under certain events such as stock splits and stock dividends and are exercisable for a period of five years from issuance, i.e., until January 21, 2012. The selling stockholder is controlled by Richard Friedman who has the power and control to vote and sell the securities.

(9)
Perrin Holden & Davenport served as placement agent in connection with the private placement offering recently completed by the Company in which the Company raised $4,700,000 in gross proceeds. Perrin Holden & Davenport Capital Corp. is an NASD member brokerage firm. Perrin Holden & Davenport received 55,272 warrants as compensation for its services as placement agent. Perrin Holden & Davenport assigned 3,528 of its warrants to Meyers Associates, L.P. and 45,835 of its warrants to PHD Securities of Long Island. The warrants have an exercise price of $11.75 per share. The warrants expire on December 25, 2011. Perrin Holden & Davenport is controlled by Nelson Braff, who has the control and power to vote and/or sell the securities. Meyers Associates is controlled by Ruth Meyers, who has the control and power to vote and/or sell the securities. PHD Securities of Long Island is controlled by Craig Redding, who has the control and power to vote and/or sell the securities.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. Our common stock currently trades on the American Stock Exchange. Any sales by the selling stockholders may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this Prospectus available to the selling stockholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act.

At the time a selling stockholder makes a particular offer of shares we will, if required under applicable rules and regulations, distribute a Prospectus supplement that will set forth:

•	the number of shares that the selling stockholders is offering;

•	the terms of the offering, including the name of any underwriter, dealer or agent;

•	the purchase price paid by any underwriter;

•	any discount, commission and other underwriter compensation;

•	any discount, commission or concession allowed or reallowed or paid to any dealer; and

•	the proposed selling price to the public.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from sales of any shares by the selling stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

We have filed a Registration Statement on Form S-3 with the SEC. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted, and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago, Illinois; or New York, New York. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings and the Registration Statement can also be reviewed by accessing the SEC’s Web site at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this Registration Statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus:

1.  The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on May 12, 1986;

2.  The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on April 19, 2004;

3.  Our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 29, 2007;

4. Our Quarterly Report on Form 10-Q, filed with the SEC on May 15, 2007;

5. Our Periodic Reports on Form 8-K, filed with the SEC on April 2, 2007 and May 14, 2007; and

6. Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 4, 2007.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Document Security Systems, Inc., 28 Main Street East, Suite 1525, Rochester, New York 14614, attention: Chief Executive Officer and the telephone number is (585) 325-3610.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

LEGAL MATTERS

The legality of the issuance of shares offered hereby will be passed upon by the Law Offices of Michael T. Hughes, Esq. located in New York, New York.

EXPERTS

The financial statements of Document Security Systems, Inc. appearing in Annual Report (Form 10-K) for the year ended December 31, 2006, have been audited by Freed Maxick & Battaglia CPAs, PC, registered independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND WARRANT AGENT

Our stock transfer agent is American Stock Transfer located at 6201 15th Avenue Brooklyn, New York 11219. We act as our own warrant agent for our outstanding warrants.